Exhibit 99.4

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

December 23, 2013	NR 28 - 2013

Avrupa Options Slivovo Gold Project in Kosovo

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it has signed a terms sheet (“Terms Sheet”) to option out the Slivovo Project in Kosovo to Byrnecut International Limited (“Byrnecut”).  Under the Terms Sheet, Byrnecut has the option to earn a 51% interest in the Slivovo Project by spending €1,000,000 in exploration on the project by March 1, 2015, or 12 months from the exact closing date, of which €360,000 is a firm commitment and must be spent by September 1, 2014, or 6 months from the closing date.  Byrnecut can then earn a further 24% by spending an additional €1,000,000 for a total interest of 75% with total expenditures of €2,000,000, by March 1, 2016, or 24 months from the exact closing date.  Byrnecut can further earn an additional 10% by completing a Preliminary Feasibility Study on the Slivovo Project for a total interest of 85% by March 1, 2017, or 36 months from the closing date.  The next stage will be for the Company and Byrnecut to enter into a binding agreement in early 2014.

Byrnecut is an Australian company engaged in mechanised underground mine feasibility, mine development, and mine production. This includes shaft sinking, shotcreting, raise-drilling, the provision of high quality equipment rebuilds, maintenance engineering, labor hire and training for the mining industry, as well as mine engineering consultancy services. Principal customers include first world mine owners across the globe.

The Slivovo license, located approximately 15 km southeast of Prishtine, the capital city of Kosovo, and covering 15.2 km2, was issued to the Company on June 27, 2012.  Early rock chip sampling of the Pester gossan zone (22 samples) returned strongly anomalous lead (average 1,825 ppm), zinc (average 3,647 ppm), silver (average 11.47 ppm), and gold (average 2.09 ppm) results, and subsequent geological mapping of the area indicated potential for gold-bearing, massive sulfide mineralization of the style common in the Vardar Zone, which extends through east-central Europe.  Subsequent to the discovery of the Pester gossan zone, the Company also discovered several gold-bearing rock units in the Pester area.  First-pass soil and rock chip sampling outlined two separate areas with anomalous gold results.  One area surrounds the gossan zone and measures approximately 500 x 150 meters in size, and is potentially open along strike.  The other, more important gold anomaly is related to beds of a strongly altered, calcareous sandstone unit, intruded by a mineralized felsic dike(s).  At present, the length of this exposed mineralized zone is 900 meters, while known surface expression is 100-150 meters wide.  The anomalous zone is open along strike in both directions, and appears to have potential for downdip mineralization.  Trenching across the target zone shows geological potential for expansion of the mineralization.  Sampling will be completed when winter conditions end.

Paul W. Kuhn, CEO of Avrupa Minerals, commented that “The signing of this Terms Sheet with Byrnecut is the first option agreement for the Company in Kosovo and solidifies the potential interest in this area.  We are excited to be working with Byrnecut in advancing Slivovo to the next stage, and we look forward to working with the Byrnecut team.  The Slivovo Project covers at least two exciting, surface-mineralized targets, and we look forward to the spring break-up to start work and rapidly move the program forward.”

Avrupa Minerals Ltd. currently holds 15 exploration licenses in three European countries, including nine in Portugal covering 2,980 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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